# Heineken
## NV

**Corporate Finance**
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



04045080

SUPPL

| | |
|---|---|
| date | subject |
| 17 September 2004 | Exemptionfile 82-4953 |
| our reference | |

your reference

Dear Sir, Madam,

dealt with by

page
1 of 1

Attached please find the latest publications of Heineken NV. These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

# DIVIDEND ANNOUNCEMENT

Company name            :       Heineken N.V.

Address                 :       Tweede Weteringplantsoen 21

Telephone number        :       020 523 9591

Contact person          :       J.C. van de Merbel

Position of contact person :    Director Investor Relations

Signature               :       _____

1.  Dividend ~~proposal~~/decision*

2.  Date and time of shareholders meeting:  20 April 2005

3.  Desired ex-date:

    Interim dividend d.d _____ 9  september 2004
    Final dividend d.d    _____
    Date of payment d.d  _____ 21 september 2004
    Dividendnumber       _____NA_____

4.  Type of dividend:  Cash dividend:

    Currency  _____  Euro
    Amount    _____  0,16
            ~~Gross~~/net* for Dutch inhabitants (percentage)  25 %
    Stock dividend:
    Ratio     _____NA_____
    Stock dividend trading (Euronext announc. 2001-007):
    Last trading day      _____
    Last conversion day_____
    Dividend with stock option:
    Currency  _____NA_____
    Amount    _____
    Ratio     _____
    Stocktrading: yes/no
        If yes: last trading day      _____
        If yes: last conversion day_____
    Different: namely:_____

* Delete as applicable.

*Amsterdam, 8 September 2004*

*Significant progress in building platform for future growth*
# Heineken reports robust performance for first half of 2004: 6% organic net profit growth

Heineken N.V. today announced a robust performance for the first half of 2004. This is in line with market expectations.

- 6% organic net profit growth[1].

- Sales of the Heineken brand in the premium segment were up 5.8%, rising to 9.5 million hectolitres.

- Net profit, before exceptional items and amortisation of goodwill, was down 4.5%, in line with the forecast of February 2004, mainly reflecting the negative exchange effect of €46 million. Net profit was 27% lower at €293 million due to weaker currencies, an exceptional gain in 2003 and a higher goodwill charge.

- Group volume[2] grew strongly (+20%) to 54.4 million hectolitres, substantially increasing Heineken's share of the world beer market.

- Sales volumes in the USA rose 9%, further advancing Heineken's market share in the import segment.

- Integration of Brau Union is progressing as planned and in the first half of 2004 has delivered gross synergy gains of €8 million before €2 million non-recurring restructuring costs. For the full year of 2004 gross synergy gains of €25 million and related non-recurring restructuring costs of €10 million are expected.

- Robust cash generation was achieved through improved working capital management and stricter capital expenditure control.

|  | 1st half 2004 | 1st half 2003* | Change |
|---|---|---|---|
|  | *(million hl)* | *(million hl)* |  |
| Group volume[2] | 54.4 | 45.3 | +20% |
|  | *(€ million)* | *(€ million)* |  |
| Net turnover | 4,831 | 4,342 | +11% |
| Net profit | 293 | 400 | −27% |
| Net profit (beia)[3] | 319 | 334 | −4.5% |
| Operating profit | 559 | 588 | −4.9% |
| Operating profit (beia)[3] | 602 | 593 | +1.5% |
|  | *(€)* | *(€)* |  |
| Earnings per share (EPS) | 0.60 | 0.82** | −27% |
| Cash earnings per share (CEPS) | 0.65 | 0.68** | −4.5% |

*Restated for comparison purposes

** Restated for the 5:4 share split announced in 2004

---

[1] Profit excluding the effects of currency movements, acquisitions, exceptional items and amortisation of goodwill. See explanation in chapter '6% organic growth in operating result' on page 8.
[2] Group volume = beer volume sold by consolidated companies and Heineken beers brewed under licence and sold by third parties.
[3] Before exceptional items and amortisation of goodwill.

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

**Executive Board Chairman's statement**
"Heineken has achieved good results in the first half of the year. We have driven forward the growth of our flagship Heineken brand in the world beer market and the growth of the Heineken brand has once again outperformed the premium segment. Since the beginning of the year we have made a number of selective investments to strengthen our position in both new growth markets and the premium beer segment. These include the investment in Kingway Brewery in China, two acquisitions in Russia and partnerships with Lion Nathan in Australia, Diageo in South Africa and FEMSA in the USA. Although the economic environment and trading conditions remain tough, I am confident that the Heineken brand will continue to grow its share of the premium segment and that we will deliver further organic profit growth."

**Full-year profit outlook**
Heineken reiterates that for the full year of 2004 it expects organic net profit growth[1]. However, given the high benchmark set by last year's excellent summer in Europe, the organic growth rate will inevitably be lower in the second half of the year compared with that of the first half of 2004. Higher sales volume of the Heineken brand in the premium segment of the world beer market will mean a further improvement of the sales mix. There is scope for further expansion of sales particularly in markets outside Western Europe. Heineken also expects a positive contribution to the result from recent acquisitions, before amortisation of goodwill.

As stated in February 2004, Heineken's net profit in 2004 will be materially affected by adverse exchange rates. These effects will outweigh the predicted organic profit growth and the contributions to results by the new acquisitions, translating into a decrease in net profit for the full year.

In the second half of 2004, Heineken N.V. will review the valuation of its 20%- participating interest in Kaiser. The expected impairment will be charged to the profit and loss account as a non-cash exceptional item in the second half of 2004 and has no impact on the organic growth rate of Heineken's results.

---

[1] Profit excluding the effects of currency movements, acquisitions, exceptional items and amortisation of goodwill.
www.heinekeninternational.com – press@heineken.com                                                    2
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

**Organic turnover growth[1] of 3.6% reflecting higher sales volume and improved sales mix**
Net turnover[2] rose by 11.3% to €4,831 million in the first half of 2004. Organic net turnover growth accounted for 3.6% (1.6% price/mix and 2.0% organic volume growth) and first-time consolidations accounted for 11.6% of turnover growth. The principal first-time consolidations are:

- BBAG in Central Europe as from 1 October 2003,
- CCU in Chile and Karlovacka in Croatia both as from 1 April 2003,
- several beverage wholesalers in Europe.

Heineken also increased its stake in BBAG from 60.3% to 100% and its stake in Dinal (Kazakhstan) from 51% to 97% in the first half of 2004.

The strength of the euro against the US dollar, the Nigerian naira, the Polish zloty, the Egyptian pound and the Singapore dollar had a negative effect on net turnover of 3.9%.

**Heineken increases global market share**
Group volume[3] rose by 9.1 million hectolitres (20%) to 54.4 million hectolitres in the first half of 2004. This growth was significantly stronger than the growth of the world beer market, estimated at 2% in the first half of 2004.

Organic growth in beer sales volume accounted for 4% of the increase of group sales volume, with new acquisitions accounting for 16%. Strong organic growth in sales volume was reported in the USA, Nigeria, Russia, and the Far East, but this was offset to some extent by lower sales in the Netherlands and Italy.

**Heineken brand drives improvement in sales mix**
Sales of Heineken beer in the countries where the Heineken brand is positioned in the premium segment increased 5.8% in the first half of 2004 to 9.5 million hectolitres. The fastest growth was recorded in the USA, Poland, Russia, Spain, France, Chile, Argentina and the Far East. Global sales of Heineken beer (including the Netherlands) were 4.6% higher at 11.2 million hectolitres.

**Amstel volume increased**
Amstel volume rose from 5.1 million hectolitres to 5.3 million hectolitres, reflecting stronger sales in Africa and the Middle East and 7% growth in Amstel Light sales volume in the USA.

---

[1] Net turnover excluding the effects of currency movements and acquisitions.
[2] With the introduction of new reporting rules in the Netherlands, net turnover for the first half year of 2003 has been restated to facilitate comparison.
[3] Group volume = beer volume sold by consolidated companies and Heineken beers brewed under licence and sold by third parties. Sales by companies consolidated for the first time are included as from their inclusion in the consolidation.

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

**Review by region**

<u>Western Europe</u>
The weak economy in Western Europe translated into further growth in demand for low-priced beers and lower on-trade traffic. Fierce competition constrained price increases in the off-trade retail channel. In this environment, the operating result (excluding exceptional items and amortisation of goodwill) declined slightly to €289 million (2003: €293 million). Net turnover after interregional sales eliminations was stable at €2,593 million (2003: €2,590 million). Total sales in Western Europe in the first half of 2004 amounted to 21.6 million hectolitres compared with 21.9 million hectolitres in the same period in 2003.

Heineken's results in the <u>Netherlands</u> improved, despite lower sales volume in a declining beer market thanks to substantial savings in staff costs. Staffing levels were reduced by 462 FTEs (–8.2%) compared with the first half of 2003. The reorganisation projects, which started in 2003, are progressing well and will be completed on schedule in 2005.

The results in <u>France</u> were higher than in the same period of last year reflecting a better sales mix and slightly higher sales volume. Sales volume of Heineken beer increased by 4% in a market, which declined by over 3%.

Sales volume in <u>Spain</u> was stable. The Heineken brand developed well and sales volume of Cruzcampo also increased. Staffing levels were reduced as part of the current restructuring exercise. The results were lower than in the first half of 2003 reflecting increased investment in marketing. In addition, Heineken has decided to build a new brewery outside Seville with a capacity of 4.5 million hectolitres, to replace the old brewery in the city centre.

Sales and profits in <u>Italy</u> were lower compared with the first half of 2003 mainly due to the poor weather and the weak economy. Heineken Italy was able to increase its market share thanks to the growth of the Birra Moretti brand.

Better pricing and better sales mix yielded improved results in <u>Greece</u>. Despite poor weather and a drop in tourism, sales volumes were stable mainly due to stock building in advance of the Olympic Games.

<u>Central and Eastern Europe</u>
The operating result (excluding exceptional items and amortisation of goodwill) in Central and Eastern Europe in the first half of 2004 increased from €25 million to €76 million compared with the first 6 months of last year. Total beer sales in Central and Eastern Europe rose from 8.6 million hectolitres in the first six months of 2003 to 14.8 million hectolitres in the same period this year, mainly due to the first-time consolidation of BBAG. Sales volumes also grew organically due to higher volumes in Russia and Poland.

Heineken's acquisition of BBAG in 2003 made it the largest brewer in Central Europe. BBAG has been included in the consolidation since 1 October 2003. In the first half of 2004 Heineken increased its stake in BBAG from 60.3% to 100%. The integration of BBAG activities into Heineken's existing operations will generate significant cost and revenue synergies. The integration of the organisations of BBAG and Heineken into Brau Union is almost fully

complete. Brand portfolios have been integrated and the Heineken brand is now included in all portfolios in all markets. As part of the activities to unlock synergies, so far six breweries have been closed or divested. In the first half of 2004 the integration of Brau Union has delivered gross synergy gains of €8 million before €2 million non-recurring restructuring costs. For the full year of 2004 gross synergy gains of €25 million and related non-recurring restructuring costs of €10 million are expected. Sales of Heineken beer through Brau Union's distribution network increased as planned.

In Austria the beer market declined as a result of poor weather and the weak economy but market share was maintained. Brau Union Austria increased its investment in marketing.

The Zywiec Group in Poland achieved a substantially improved result, due to higher like-for-like sales volume and further cost savings. Sales of the Heineken brand rose by 41%. In 2003, the brewery in Braniewo was closed and the brewery in Rzeszów and its brands were sold creating cost-synergies in the first half of 2004 as a result. The closure of the brewery in Warsaw was announced in the first half of 2004.

In Russia, Heineken improved its result with sales volume up 18% and sales of locally produced Heineken beer performing particularly well. Heineken's position in Russia was further strengthened in August 2004 with the acquisition of the Shikhan and Volga breweries, making Heineken the third largest brewer in this fast-growing market.

The Americas
First-time consolidation of CCU in Chile and increased sales in the USA boosted beer sales in the Americas from 5.0 million hectolitres to 7.0 million hectolitres, raising net turnover from €669 million to €709 million in the first six months of 2004 compared with the same period of last year. The operating result (excluding exceptional items and amortisation of goodwill), however, fell from €164 million to €136 million, reflecting the dollar's weakness against the euro.

In the United States, the result on a constant-currency basis was higher, but the weak dollar meant that this produced a lower result in euros. Heineken and Amstel Light sales volume in the USA rose by 8% and 7%, respectively. Total depletions were up 5%. Heineken and FEMSA Cerveza, Mexico, have reached a three-year agreement that will make Heineken USA the sole and exclusive importer, marketer and seller of FEMSA's beer brands in the United States. Heineken USA will benefit from the resulting economies of scale and the broader portfolio of brands, which will allow it to strengthen its position in the import segment. FEMSA's brands will also help Heineken to take a larger share of the Hispanic market, the fastest-growing demographic group in the USA.

Beer sales were higher in Chile and especially Argentina. The Heineken brand also performed strongly in these two countries. CCU, which was included in the consolidation as from 1 April 2003, again reported higher profits.

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Asia/Pacific

Net turnover in the region rose from €222 million in the first half of 2003 to €231 million in the first half of 2004, with sales volume increasing from 4.1 million hectolitres to 4.5 million hectolitres. The operating result in euros (excluding exceptional items and amortisation of goodwill) advanced from €20 million to €30 million, despite the lower exchange rates of the local currencies against the euro.

In China, the world's biggest beer market, volumes recovered after the Sars epidemic in 2003. In the first half year of 2004 Heineken merged its import business with the existing brewing operations of Asian Pacific Breweries to form Heineken Asia Pacific Breweries China. Heineken APB China oversees all activities and operations in China and is the vehicle for all investment, merger and acquisition activity in that country. Local production of Heineken beer in Shanghai started in April 2004 and sales volume is developing well. Hainan Brewery returned to a positive operating result. Heineken APB China further reinforced its market position in early 2004 by acquiring a participating interest in Kingway Brewery (formerly known as Guangdong Brewery).

Sales volume in Vietnam increased by 8% compared with the corresponding period of last year. Sales volume in Cambodia was 36% higher and the breweries in New Zealand, Papua New Guinea and Thailand performed well.

In Australia, Heineken embarked on a partnership with Lion Nathan Australia, which handles the sales and distribution of the Heineken brand.

Africa and Middle East

The operating result (excluding exceptional items and amortisation of goodwill) in the Africa and Middle East region amounted to €70 million in the first half of 2004, compared with €91 million in the same period of 2003, largely due to the costs related with the closure of a brewery in Nigeria and the weaker Nigerian naira. Sales volume in the region rose from 6.0 million hectolitres to 6.6 million hectolitres but net turnover fell from €429 million to €421 million.

Sales volume in Nigeria was up by 14% in the first six months of the year, but results were lower. The improvements due to price increase and better sales mix were unable to fully offset the naira's weakness against the euro, the higher depreciation related to the greenfield brewery in Ama in its first full year of operation, and restructuring costs. Nigerian Breweries has embarked on an extensive cost-reduction programme, which includes closure of the brewery in Enugu (since the new brewery in Ama has opened) and a reduction in staffing levels. With the expanded capacity, the brewery resumed exports to surrounding countries and Europe.

In South Africa, Brandhouse, the new sales, marketing and distribution joint-venture between Heineken, Diageo and Namibia Breweries, commenced operations in 2004.

Al Ahram in Egypt posted higher profits reflecting growth in its beer sales. Sales of Fayrouz, the non-alcoholic malt drink, were temporarily held back by a substantial price increase at the end of 2003.

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

6

**Exchange rate movements**
By hedging its exposure to the US dollar, Heineken delays the impact on the group's results of movements in that currency against the euro. Thanks to this policy, the effects of the dollar's present weakness against the euro have largely been deferred until 2004 and 2005. The strength of the euro against the US dollar and against other currencies reduced the operating result by €67 million and €12 million respectively in the first six months of 2004. The average euro/dollar exchange rate in the period under review was US$1.135 compared with US$0.96 in the same period in 2003.

Heineken estimates that the adverse impact of the dollar exchange rate for the full year will amount to €124 million on operating profit and €81 million on net profit, assuming a spot rate of US$1.205 to the euro (the spot rate on 6 September 2004) for the unhedged 5% of the net cash inflow of US$800 million. The effect of other exchange rates on the full-year result will depend on how these rates develop in the rest of the year.

Heineken expects a net dollar inflow of US$800 million for 2005. Currency hedges are in place for 54% of this inflow at an average hedge rate of US$1.23.

**Reporting changes**
As from 2003, goodwill is capitalised and amortised over a maximum of 20 years, instead of charged directly to equity as in the past. 2004 is the first year in which the full annual amortisation of the goodwill of BBAG impacts on Heineken's profit and loss account. Amortisation of goodwill increased to €43 million in the first half of 2004 compared with €5 million in the same period last year.

As from 2003, excise duties and certain selling expenses are deducted from net turnover. The relevant figures for the first half of 2003 have been restated for comparison purposes. The effect of this change is to reduce the reported net turnover in the first half of 2003 by €270 million to €4,342 million. This change has no effect on the reported operating result or net profit.

As from 2004 Heineken applies IAS 19 in respect of retirement benefits. An employee benefits obligation is recognised on the balance sheet amounting to €714 million net of the subordinated loan (€160 million) that was granted to the Dutch pension fund in 2003. The one-off decrease of shareholders' equity amounts to €193 million while existing provisions decreased with €681 million. Pension costs in the first six months of 2004 were the same as in the first half of 2003. If Heineken had applied IAS 19 in the first half of 2003 staff costs would have been €13 million higher than reported in that period.

Heineken will apply the IFRS in full in 2005. This change will relate mainly to the valuation of tangible fixed assets at historical cost and the valuation of all financial instruments in the balance sheet at fair value.

**6% organic growth in operating result**

Organic growth in operating result (excluding first-time consolidations, amortisation of goodwill, exchange effects and exceptional items) amounted to 6.1%, but the reported operating result was down 4.9%, from €588 million to €559 million.

|  | in millions of euros | Change |
|---|---|---|
| **2003H1** | | |
| Operating profit | 588 | |
| Amortisation of goodwill | 5 | |
| Operating profit (beia) | 593 | |
| | | |
| **2004H1** | | |
| Exchange rate effects | −79 | −13.3% |
| First-time consolidations | 52 | +8.8% |
| **Organic operating profit growth** | 36 | +6.1% |
| Operating profit (beia) | 602 | +1.5% |
| Amortisation of goodwill | −43 | |
| Operating profit | 559 | −4.9% |

The operating result excluding the increase in amortisation of goodwill (€38 million) was 1.5% higher, up from €593 million to €602 million. The operating result excluding amortisation of goodwill as a percentage of net turnover decreased from 13.7% in 2003 to 12.5% in 2004, due to the effect of first-time consolidations and adverse exchange effects.

The operating result before interest, tax, depreciation and amortisation of intangible fixed assets (EBITDA) increased by €68 million to €943 million. EBITA in the first half of 2004 was €618 million, compared with €602 million in the first half of 2003.

Marketing and selling costs as a percentage of net turnover decreased from 13.3% to 12.8% due to a lower than average spend at newly consolidated companies and more efficient use of funds. Raw materials and packaging costs were stable on a like-for-like basis. Staff costs on the same basis were 0.8% higher, the net effect of successful reorganisation programmes in Europe and rising staff numbers in growing beer markets in developing countries. The effect of the introduction of IAS 19 on pension costs was negligible. Depreciation charges on a like-for-like basis were 6.6% higher, mainly because the greenfield breweries in Nigeria and Vietnam are operational for their first full year.

Results of non-consolidated participating interests were down from €91 million in the first half of 2003, which included a net exceptional gain of €71 million on the sale of a minority holding, to €32 million in the first half of this year, which included a net exceptional gain of €17 million on the sales of shares in Whitbread Plc.

In the second half of 2004, Heineken N.V. will review the valuation of its investment in Brazilian brewing company Cervejarias Kaiser, a subsidiary of Molson Inc.

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

8

Although the final outcome of the review is not yet available, Heineken expects to take an impairment charge on its 20% stake in Kaiser. This stake is carried at original cost of acquisition and has a current book value of €190 million.
The final amount of the impairment charge will be based on Heineken's assessment of the future profitability of Kaiser. The impairment will be charged to the profit and loss account as a non-cash exceptional item in the second half of 2004 and has no impact on the organic growth rate of Heineken's results. If the calculation of the decrease in value would be based solely on the impact of the drop in value of the real against the euro, the impairment charge would amount to €85 million.

Net interest expense rose from €63 million to €87 million, mainly reflecting additional interest expense on loans raised to finance acquisitions, interest charges related to the debt of first-time consolidations and lower interest income on the reduced cash balances. The increase in interest charges was partly mitigated by the company's improved cash flow.

The average effective tax rate fell from 35.8% in the first six months of 2003 to 35.3% in the same period this year, due primarily to a lower tax rate at BBAG. The effective tax rate represents income tax as a percentage of operating result plus amortisation of goodwill and less interest expense.

Net profit (excluding exceptional items and amortisation of goodwill) amounted to €319 million in the first half of 2004, compared with €334 million in 2003.

|  | in millions of euros | Change |
|---|---|---|
| **2003H1** | | |
| Net profit | 400 | |
| Exceptional items | –71 | |
| Amortisation of goodwill | 5 | |
| Net profit (beia) | 334 | |
| | | |
| **2004H1** | | |
| Exchange rate effects | –46 | –13.8% |
| First-time consolidations | 11 | +3.3% |
| **Organic net profit growth** | 20 | +6.0% |
| Net profit (beia) | 319 | –4.5% |
| Exceptional items | 17 | |
| Amortisation of goodwill | –43 | |
| Net profit | 293 | –26.8% |

Organic growth in net profit (excluding first-time consolidations, amortisation of goodwill, exchange effects and exceptional items) amounted to 6%. Net profit was €107 million lower at €293 million.

Net earnings per share turned out at €0.60, compared with €0.82 in the first half of 2003. Cash earnings per share (excluding amortisation of goodwill and exceptional items) amounted to €0.65, as against €0.68 in the first half of 2003. Earnings per share for 2003 have been restated to reflect the 5:4 share split in 2004.

www.heinekeninternational.com – press@heineken.com     9
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

**Exceptional items**
In the first six months of 2004 an exceptional net book profit of €17 million was realised on the sale of shares in Whitbread Plc. In the first half of 2003 a net book profit of €71 million on the sale of a minority participating interest in Quilmes was reported as an exceptional item.

**Balance sheet and cash flow**
Cash flow from operations increased from €706 million in the first half of 2003 to €753 million in 2004. As a result of the increased focus on cash generation, investments in net working capital remained stable and capital expenditure fell from €380 million to €335 million, despite the 20% increase in the sales volume. Heineken expects to invest around €750 million in tangible fixed assets over the full year.

A total of €899 million was spent on acquiring breweries and beverage wholesalers, most notably the successful public offer for BBAG and Brau Union free-float shares in Austria. Total goodwill of €617 million was capitalised in respect of first-time consolidations.

Shareholders' equity increased by €42 million, reflecting the combined effect of net profit for the period of €293 million, revaluations of €2 million, exchange rate movements of €34 million, a dividend distribution of €94 million and the negative effect of the implementation of IAS 19 relating to employee benefits of €193 million. Shareholders' equity per share amounted to €6.55 as at 30 June 2004 compared with €6.46 as at 30 June 2003, (restated for the 5:4 share split in 2004). The decrease in minority interests in group equity reflects the successful public offer for free-float shares in Austria, which was largely financed from the available cash resources.

With interest-bearing debt of €3,939 million and cash and securities of €700 million, the net debt position as at 30 June 2004 was €3,239 million, compared with €2,345 million as at 31 December 2003.

**Interim dividend**
An interim dividend of €0.16 per share of €1.60 nominal value will be paid on 21 September 2004. The ex-dividend date for Heineken shares is 9 September 2004.

*Press information:*
Véronique Schyns
**Tel: +31 20 523 9606**
e-mail: press@heineken.com

*Investor and analyst information:*
Jan van de Merbel
**Tel: +31 20 523 9590**
e-mail: investors@heineken.com

The press conference will be broadcast live via the website today from 09.30 (CET). The presentation for analysts can be seen live from 12.30 (CET). The analysts' conference call will be held at 16.00 (CET) and will be broadcast live via the website. The three presentations can be monitored live on www.heinekeninternational.com, from which they can be downloaded afterwards.

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

10

## HEINEKEN N.V.

Consolidated profit and loss account 1 January – 30 June*
in millions of euros

|  | 2004 | 2003** |
|---|---|---|
| **Net turnover** | **4,831** | **4,342** |
| Raw materials, consumables and services | 2,935 | 2,622 |
| Staff costs | 953 | 845 |
| Amortisation/depreciation and value adjustments | 384 | 287 |
| Total operating expenses | 4,272 | 3,754 |
| **Operating profit** | **559** | **588** |
| Results of non-consolidated participating interests | 32 | 91 |
| Interest | –87 | –63 |
| Profit on ordinary operations before tax | 504 | 616 |
| Taxation | –182 | –190 |
| Group profit on ordinary operations after tax | 322 | 426 |
| Minority interests | –29 | –26 |
| **Net profit** | **293** | **400** |
| **Net profit (excluding exceptional items and amortisation of goodwill)** | **319** | **334** |

| **Raw material, consumables and services** | 2004 | 2003** |
|---|---|---|
| Raw materials | 343 | 296 |
| Packaging | 569 | 513 |
| Goods for resale | 549 | 504 |
| Marketing and selling expenses | 617 | 580 |
| Transport costs | 249 | 218 |
| Energy and water | 87 | 78 |
| Repair and maintenance | 116 | 92 |
| Other expenses | 405 | 341 |
|  | **2,935** | **2,622** |

* Unaudited
** 2003 net turnover and costs restated

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

11

**HEINEKEN N.V.**
Segment information by region*
in millions of euros

|  | 30 June 2004 | 30 June 2003** | Full year 2003 |
|---|---|---|---|
| **Net turnover** | | | |
| Western Europe | 3,133 | 3,208 | 6,560 |
| Central and Eastern Europe | 883 | 447 | 1,145 |
| The Americas | 709 | 669 | 1,501 |
| Africa and Middle East | 421 | 429 | 876 |
| Asia/Pacific | 231 | 222 | 467 |
| Eliminations | -546 | -633 | −1,294 |
| Net turnover | 4,831 | 4,342 | 9,255 |
| | | | |
| **Operating result** | | | |
| Western Europe | 281 | 291 | 584 |
| Central and Eastern Europe | 49 | 25 | 83 |
| The Americas | 129 | 161 | 358 |
| Africa and Middle East | 70 | 91 | 149 |
| Asia/Pacific | 30 | 20 | 48 |
| Total | 559 | 588 | 1,222 |
| | | | |
| **Operating result (excl. exceptional items and amortisation of goodwill)** | | | |
| Western Europe | 289 | 293 | 667 |
| Central and Eastern Europe | 76 | 25 | 93 |
| The Americas | 136 | 164 | 369 |
| Africa and Middle East | 71 | 91 | 150 |
| Asia/Pacific | 30 | 20 | 48 |
| Total | 602 | 593 | 1,327 |
| | | | |
| **Total assets*** | | | |
| Western Europe | 4,980 | 5,040 | 4,649 |
| Central and Eastern Europe | 3,503 | 1,068 | 2,801 |
| The Americas | 1,228 | 1,289 | 1,186 |
| Africa and Middle East | 1,093 | 1,014 | 1,006 |
| Asia/Pacific | 413 | 457 | 409 |
| | 11,217 | 8,868 | 10,051 |
| Invested cash | 27 | 104 | 846 |
| Total assets as shown in the balance sheet | 11,244 | 8,972 | 10,897 |

* Unaudited
** 2003 net turnover restated
*** 2003 assets restated for allocation of goodwill by region

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

**HEINEKEN N.V.**
<u>Consolidated balance sheet</u>
in millions of euros

|  | 30 June 2004* | 30 June 2003* | 31 December 2003 |
|---|---|---|---|
| **Assets** | | | |
| Fixed assets | | | |
|     Intangible fixed assets | 1,730 | 408 | 1,151 |
|     Tangible fixed assets | 5,104 | 4,385 | 4,995 |
|     Financial fixed assets | 995 | 850 | 1,122 |
| | 7,829 | 5,643 | 7,268 |
| Current assets | | | |
|     Stocks | 920 | 912 | 834 |
|     Receivables | 1,795 | 1,778 | 1,379 |
|     Cash and securities | 700 | 639 | 1,416 |
| | 3,415 | 3,329 | 3,629 |
| | **11,244** | **8,972** | **10,897** |
| **Equity and liabilities** | | | |
| Group equity | | | |
|     Shareholders' equity | 3,209 | 2,878 | 3,167 |
|     Minority interests | 451 | 450 | 732 |
| | 3,660 | 3,328 | 3,899 |
| Provisions | 694 | 958 | 1,367 |
| Employee Benefits | 714 | | |
| Liabilities | | | |
|     Long-term borrowings | 2,704 | 1,529 | 2,721 |
|     Current liabilities | 3,472 | 3,157 | 2,910 |
| | 6,176 | 4,686 | 5,631 |
| | **11,244** | **8,972** | **10,897** |

\* Unaudited

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

**HEINEKEN N.V.**

Movements in shareholders' equity 1 January – 30 June*

in millions of euros

|  | 2004 | 2003** |
|---|---|---|
| Position as at 1 January | 3,167 | 2,637 |
| Revaluations/exchange rate movements | 36 | 65 |
| Net profit for first half-year | 293 | 400 |
| Dividend | –94 | –94 |
| Accounting policy change IAS 19 Employee benefits | –193 | |
| Position as at 30 June | 3,209 | 2,878 |

* Unaudited
** 2003 restated

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

**HEINEKEN N.V.**
Consolidated cash flow statement 1 January – 30 June*
in millions of euros

| | 2004 | 2003 |
|---|---|---|
| Operating profit | 560 | 588 |
| Earnings of non-consolidated participating interests | 15 | 20 |
| Depreciation and value adjustments | 324 | 273 |
| Amortisation of goodwill and other intangible fixed assets | 59 | 14 |
| Movements in provisions | −21 | −9 |
| Movements in employee benefits | −1 | 0 |
| Movements in working capital | −183 | −180 |
| **Cash flow from operations** | 753 | 706 |
| Interest paid and received | −66 | −55 |
| Taxation paid on profits | −160 | −136 |
| **Cash flow from operating activities** | 527 | 515 |
| Dividends paid | −136 | −136 |
| **Cash flow from operating activities less dividends paid** | 391 | 379 |

**Cash flow from investing activities**

| | 2004 | 2003 | |
|---|---|---|---|
| Intangible fixed assets | −9 | −8 | |
| Tangible fixed assets | −335 | −380 | |
| Consolidated participating interests | −868 | −599 | |
| Non-consolidated participating interests | −31 | 22 | |
| Result on participating interests disposed of | 17 | 71 | |
| Other financial fixed assets | −9 | −31 | |
| | | −1,235 | −925 |

| | 2004 | 2003 |
|---|---|---|
| **Cash flow from financing activities** | −57 | 232 |
| **Net cash flow** | −901 | −314 |
| Other cash movements: | | |
| Changes in the consolidation | 0 | 71 |
| Exchange differences | −8 | 11 |
| Movement in net cash | −909 | −232 |

| | 30 June 2003 | 31 December 2003 |
|---|---|---|
| The net cash position is made up of: | | |
| Cash and securities | 700 | 1,416 |
| Bank overdrafts | −872 | −679 |
| | −172 | 737 |

* Unaudited

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

15

**Disclaimer**
This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.